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                 June 17, 2024

       Ryan Steelberg
       Chief Executive Officer
       Veritone, Inc.
       1615 Platte Street, 2nd Floor
       Denver, Colorado 80202

                                                        Re: Veritone, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 12, 2024
                                                            File No. 333-280148

       Dear Ryan Steelberg:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Kyle Wiley at 202-344-5791 or Matthew Derby at 202-551-3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Logan Tiari